THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

March 29, 2011

VIA EDGAR

John M. Ganley

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PennantPark Floating Rate Capital Ltd. (the “Company”)
Registration Statement on Form N-2—File Nos. 333-170243 and 811-22489

Dear Mr. Ganley:

Thank you for your comments on March 24, 2011, regarding Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (Registration Nos. 333-170243 and 811-22489; “PEA 2”) filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2011. We describe below the changes that we have made in response to your comments in Pre-Effective Amendment No. 3 (“PEA 3”) to the Registration Statement that the Company filed on March 29, 2011. For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. We will also provide you under separate cover courtesy copies of PEA 3 as-filed and marked to reflect the changes from PEA 2.

In addition to responding to your comments, PEA 3 updates and completes certain disclosures and includes audited financial statements, among other things.

PROSPECTUS:

Cover Page

1. The first sentence of the first paragraph states that the Company has elected to be treated as a business development company under the Investment Company Act of 1940. Please revise the disclosure here and elsewhere in the prospectus so that such disclosure accurately reflects the circumstances on the date of the red herring prospectus.

John M. Ganley March 29, 2011 Page 2

As requested, the Company has revised the disclosure to make clear that, on the date of the red herring prospectus, the Company will not yet have filed an election to be treated as a business development company on Form N-54A and that, on such date, it will still “intend to elect to be treated” as a business development company under the Investment Company Act of 1940 (the “Investment Company Act”). In addition, the Company has made consistent revisions to its prospectus disclosure with respect to the timing of certain actions that it expects to take in connection with the offering.

2. The first sentence of the second paragraph states that the Company’s primary investment objective is to seek high current income, with a secondary objective to seek preservation of capital, consistent with the primary goal of high current income. Elsewhere in the prospectus, the Company states that it intends to invest in securities issued by non-investment grade companies that may be considered speculative and that its ability to obtain the secondary investment objective is limited by its investment policy. Accordingly, please revise the formulation of the Company’s investment objective to remove the reference to a secondary objective of preservation of capital or revise the prospectus disclosure to reconcile these apparent inconsistencies.

As requested, the Company has revised its investment objective to state: “Our investment objective is to seek current income.”

3. The first sentence of the third paragraph states that under normal market conditions, at least 80% of the Company’s Managed Assets will be invested in Floating Rate Loans and investments with similar economic characteristics. Since the Company has floating rate in its name, please revise this section to state that the Company will invest 80% of its Managed Assets in “floating rate” securities.

As requested, the Company has revised the disclosure to make clear that at least 80% of the Company’s assets will be invested in floating rate instruments and has deleted the reference to “investments with similar economic characteristics.”

Risk Factors – Risks Related To Our Business and Structure

4. Please provide additional disclosure related to the Company’s plans to securitize assets as a mechanism for funding future investments. Specifically, please state affirmatively that debt incurred in connection with the securitization transaction contemplated by the Company would be consolidated on the Company’s balance sheet for financial reporting purposes and that the Company would treat any debt incurred by such securitization vehicle as debt of the Company for purposes of determining the Company’s compliance with the asset coverage requirement under the Investment Company Act.

John M. Ganley March 29, 2011 Page 3

As requested, the Company has confirmed in its disclosure that it intends to consolidate indebtedness incurred by any subsidiary in connection with its contemplated securitization facility for financial reporting purposes and, in addition, that any such indebtedness would be included in the Company’s determination of its compliance with the asset coverage test under the Investment Company Act.

Use of Proceeds

5. Please state whether the Company will launch a consolidated Small Business Investment Company, “SBIC,” subsidiary.

The Company has no present intention to organize and launch an SBIC subsidiary.

* * * * * * *

If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or David Harris at (202) 261-3385.

Sincerely,

/s/ Thomas J. Friedman

Thomas J. Friedmann

Cc:	Arthur Penn
Aviv Efrat
PennantPark Floating Rate Capital Ltd.
David J. Harris
Dechert LLP